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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  AMENDMENT 3

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              MICRO GENERAL CORP.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES

                          COMMISSION FILE NO. 0-23034
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


       RICHARD H. PICKUP, 2321 ALCOVA RIDGE DR., LAS VEGAS, NEVADA 89134
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               DECEMBER 31, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO 3 TO SCHEDULE 13D

-----------------                                              -----------------
CUSIP No. 0-16401                                              Page 2 of 3 Pages
-----------------                                              -----------------

1    NAMES OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

     Richard H. Pickup, an individual - ####-##-####
     Pickup Family Trust - #33-6123575
     TB Fund, LLC - #88-0483391
     Dito Devcar Corporation, a Nevada Corporation - #88-0294385
     Dito Caree, LP, a Nevada limited partnership - #88-0303506
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           a [X]
                                                                           b [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF and WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Richard H. Pickup is a resident of the State of Nevada and a citizen of the United States. All other reporting entities were formed and organized under and pursuant to the laws of the State of Nevada.
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

                                 1,387,121
                            ----------------------------------------------------
     NUMBER OF              8    SHARED VOTING POWER
       SHARES
    BENEFICIALLY                 None
      OWNED BY              ----------------------------------------------------
        EACH                9    SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                 (SAME AS ITEM 7 ABOVE)
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     (SAME AS ITEM 7 ABOVE)   TOTAL SHARES OWNED 1,387,121
--------------------------------------------------------------------------------
12   CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     TOTAL - 9.07%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Richard H. Pickup - IN
     Dito Devcar Corporation - CO
     Dito Caree, LP - PN
     TB FUND LLC - CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                   SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002                    DITO DEVCAR CORPORATION
                                            A Nevada corporation


                                            By: /s/ DAVID B. HEHN
                                                --------------------------------
                                                    David B. Hehn
                                                    Trustee

                                            DITO CAREE, L.P.
                                            a Nevada limited partnership

                                            By: Gamebusters, Inc.
                                                --------------------------------
                                                A Nevada corporation
                                                Its General Partner


                                            By: /s/ DAVID B. HEHN
                                                --------------------------------
                                                    David B. Hehn
                                                    President


                                            THE PICKUP FAMILY TRUST UNDER
                                            DECLARATION OF TRUST,
                                            Dated January 5, 1989

                                            By: /s/ RICHARD H. PICKUP
                                                --------------------------------
                                                    Richard H. Pickup
                                                    Trustee

                                            TB FUND LLC

                                            By: /s/ RICHARD H. PICKUP
                                                --------------------------------
                                                    Richard H. Pickup
                                                    Its Manager



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